Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
BNY Mellon Funds Trust:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that BNY Mellon Funds Trust (the "Trust"), which
is comprised of BNY Mellon Large Cap Stock
Fund, BNY Mellon Income Stock Fund, BNY
Mellon Midcap Multi-Strategy Fund, BNY Mellon
Small Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging Markets
Fund, BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Short-Term
U.S. Government Securities Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal Bond Fund,
BNY Mellon Pennsylvania Intermediate Municipal
Bond Fund,  BNY Mellon Massachusetts
Intermediate Municipal Bond Fund, BNY Mellon
Asset Allocation Fund, BNY Mellon Money Market
Fund, BNY Mellon Municipal Opportunities Fund,
BNY Mellon New York Intermediate Tax-Exempt
Bond Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Small/Mid Cap
Fund, BNY Mellon Focused Equity Opportunities
Fund, BNY Mellon National Municipal Money
Market Fund, BNY Mellon Large Cap Market
Opportunities Fund, BNY Mellon Tax-Sensitive
Large Cap Multi-Strategy Fund, BNY Mellon
Corporate Bond Fund, and BNY Mellon
International Equity Fund (collectively, the
"Funds"), complied with the requirements of
subsections (b) and (c) of Rule 17f-2 under the
Investment Company Act of 1940 as of March 31,
2014, and from August 31, 2013 through March 31,
2014, with respect to securities reflected in the
investment accounts of the Funds. Management is
responsible for the Funds' compliance with those
requirements.  Our responsibility is to express an
opinion on management's assertion about the
Funds' compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
March 31, 2014, and with respect to agreement of
security purchases and sales, for the period from
August 31, 2013 (the date of our last examination)
through March 31, 2014:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Count and inspection of all securities located
in the vault of the Custodian in New York
City;
4.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of March 31, 2014;
5.	Agreement of pending purchase activity for
the Funds as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of pending sale activity for the
Funds as of March 31, 2014 to
documentation of corresponding subsequent
bank statements;
7.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per Fund, from the period
August 31, 2013 (the date of our last
examination) through March 31, 2014 from
the books and records of the Funds to the
bank statements noting that they had been
accurately recorded and subsequently
settled;
8.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period January 1, 2013 to
December 31, 2013 and noted no relevant
findings were reported in the areas of Asset
Custody and Control.
9.	 We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from January 1, 2014 through
March 31, 2014. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2014, and from August 31, 2013 through March 31,
2014, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of BNY Mellon Funds Trust and the Securities and
Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
June 30, 2014
June 30, 2014

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of BNY Mellon Funds Trust
comprised of BNY Mellon Large Cap Stock Fund,
BNY Mellon Income Stock Fund, BNY Mellon
Midcap Multi-Strategy Fund, BNY Mellon Small
Cap Multi-Strategy Fund, BNY Mellon
International Fund, BNY Mellon Emerging Markets
Fund, BNY Mellon Bond Fund, BNY Mellon
Intermediate Bond Fund, BNY Mellon Short-Term
U.S. Government Securities Fund, BNY Mellon
National Intermediate Municipal Bond Fund, BNY
Mellon National Short-Term Municipal Bond Fund,
BNY Mellon Pennsylvania Intermediate Municipal
Bond Fund,  BNY Mellon Massachusetts
Intermediate Municipal Bond Fund, BNY Mellon
Asset Allocation Fund, BNY Mellon Money Market
Fund, BNY Mellon Municipal Opportunities Fund,
BNY Mellon New York Intermediate Tax-Exempt
Bond Fund, BNY Mellon International
Appreciation Fund, BNY Mellon Small/Mid Cap
Fund, BNY Mellon Focused Equity Opportunities
Fund, BNY Mellon National Municipal Money
Market Fund, BNY Mellon Large Cap Market
Opportunities Fund, BNY Mellon Tax-Sensitive
Large Cap Multi-Strategy Fund, BNY Mellon
Corporate Bond Fund, and BNY Mellon
International Equity Fund (collectively, the
"Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-
2, "Custody of Investments by Registered
Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-
2 as of March 31, 2014 and from the period from August 31, 2013 (the date of our last examination) through March 31, 2014

Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31,
2014 and from August 31, 2013 through March 31,
2014 with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Funds Trust

Jim Windels
Treasurer

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